Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
Fixed Charges:
Interest on deposits	$14,925	$19,537	$31,046	$53,150	$65,474
Interest on borrowings	5,471	7,469	7,760	8,974	10,946
Estimated interest on rental expense	617	526	469	487	566
Fixed charges including interest on deposits (A)	21,013	27,532	39,275	62,611	76,986
Less: Interest on deposits	14,925	19,537	31,046	53,150	65,474
Fixed charges excluding interest on deposits (B)	$6,088	$7,995	$8,229	$9,461	$11,512

Earnings:
Pretax income from continuing operations	$35,799	$54,431	$35,400	$38,337	$39,741
Fixed charges including interest on deposits	21,013	27,532	39,275	62,611	76,986
Earnings, including interest on deposits (C)	56,812	81,963	74,675	100,948	116,727
Less: Interest on deposits	14,925	19,537	31,046	53,150	65,474
Earnings, excluding interest on deposits (D)	$41,887	$62,426	$43,629	$47,798	$51,253

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	2.70	2.98	1.90	1.61	1.52
Excluding interest on deposits (D / B)	6.88	7.81	5.30	5.05	4.45